[Company Letterhead]

March 16, 2006

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Form 10-K for the Fiscal Year Ended October 2, 2005
Form 10-Q for the Fiscal Quarter Ended January 1, 2006
File No. 001-12415

Dear Mr. Cash:

We are in receipt of your letter dated March 2, 2006 regarding comments on our letter dated February 24, 2006 in response to your comments on our Annual Report on Form 10-K for our fiscal year ended October 2, 2005, and regarding comments on our Quarterly Report on Form 10-Q for our fiscal quarter ended January 1, 2006.

Our responses to your comments are provided below.

Comment:

1.	We note in your response to prior comment 4 that you believe it is remote that material losses may have resulted from environmental remediation matters and/or environmental investigations related to your current or former facilities. In future filings, please disclose this belief in the notes to your financial statements.

Response:

In future filings we will disclose in the notes to our financial statements our belief that it is remote that material losses may have resulted from environmental remediation matters and/or environmental investigations related to our current or former facilities.

Comment:

2.	We note that you recorded approximately $0.7 million to goodwill to record a liability for accrued vacation related to a facility acquired in the NAMPAC acquisition. Since the allocation period for the NAMPAC acquisition concluded on July 7, 2005, please explain to us why this adjustment to the purchase price was not recorded in the statement of operations as indicated in paragraph 41 of SFAS 141, Business Combinations.

Response:

The liability for accrued vacation we recorded in the first quarter of fiscal 2006 related to hourly employees at all NAMPAC facilities acquired and was not isolated to a single facility. The amount of the error at the acquisition date was $667,000. This was corrected by retroactively adjusting the purchase price allocation for NAMPAC. The effect of not recording such accrued vacation in periods subsequent to the acquisition was recorded in the quarter ended January 1, 2006. We treated the adjustment as a correction of an error in

Mr. John Cash

United States Securities and Exchange Commission

March 16, 2006

accordance with Accounting Principles Board Opinion 20, Accounting Changes, (SFAS 154, Accounting Changes and Error Corrections, which has replaced APB 20, is not effective for us until the beginning of our fiscal year 2007, which begins in October 2006). We disclosed this adjustment as a “Correction related to the NAMPAC Acquisition” in Note 3 to the consolidated financial statements in our Form 10-Q for the quarter ended January 1, 2006 (“Note 3”). In applying APB 20, we evaluated the materiality of the adjustment using both quantitative and qualitative factors as discussed in the Staff’s accounting bulletins on materiality (SAB 99 and SAB 103 Topic 1.M).

The quantitative and qualitative factors we evaluated included the financial impact to each reporting period from the acquisition date (July 7, 2004) through the quarter ended January 1, 2006 on a per quarter and cumulative basis, as summarized in the tables below.

The following table summarizes the quantitative impact of the error on our previously issued financial statements:

(Dollars in thousands)	Statement of Operations				Balance Sheet
	Quarter		Fiscal Year to Date
Reporting Period	Impact of Error (Income) Expense	(Income) Loss before Taxes as reported	Impact of Error (Income) Expense	(Income) Loss before Taxes as reported	Error in Accrued Vacation	Current Liabilities as reported
FY 2004:
July 7, 2004	$—	$—	$—	$—	$667	$	n/a
September 2004	(24)	(4,666)	(24)	(9,341)	643		130,288
FY 2005:
December 2004	63	3,016	63	3,016	706		114,615
March 2005	(128)	(2,274)	(65)	742	578		120,962
June 2005	82	(8,977)	17	(8,235)	660		138,966
September 2005	48	(4,245)	65	(12,480)	708		187,191
FY 2006:
December 2005	95	7,001	95	7,001	803		140,270

	$136

The following table summarizes the balance of goodwill at each reporting period affected by the error correction:

(Dollars in thousands)	Goodwill
Reporting Period	Plastics Packaging Segment	Consolidated
Error Correction	$667	$667

FY 2004:
September 2004	$107,741	$220,297
FY 2005:
December 2004	107,741	220,297
March 2005	108,169	220,725
June 2005	106,384	218,940
September 2005	106,662	219,218
FY 2006:
December 2005	107,329	219,885

Mr. John Cash

United States Securities and Exchange Commission

March 16, 2006

Based on the quantitative analysis above, the impact of the error on all previously reported statements of operations with the exception of the three and six month periods ended April 3, 2005, was approximately 2% or less of income (loss) before income taxes and immaterial to the results of operations. Although the impact on pretax income (loss) for the three and six month periods ended April 3, 2005 was between 5% and 9%, the error as a percentage of pretax income (loss) is distorted by the amount and timing of earnings, which are lower in the first half of our fiscal year. The absolute dollar amounts of the error for these periods are not material. As a result, we believe that the impact of the error on our consolidated results of operations for the three and six month periods ended April 3, 2005 is not material. We note that paragraph 29 of APB No. 28, Interim Financial Reporting, states, in part:

In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend in earnings.

The impact of the error in the three and six month interim periods ended April 3, 2005 is immaterial to the results of operations for the full fiscal year and does not distort our trends.

In addition to the quantitative analysis above, we performed a qualitative analysis noting that:

•	The error was found during the implementation of an automated time keeping system at the NAMPAC facilities. Once the error was discovered, we were able to precisely estimate the accrual based on actual pay practices.

•	The error did not mask changes in earnings or other trends.

•	Our equity is not publicly traded and, as such, there are no analyst expectations of earnings per share. Our private equity holder evaluates our performance using an adjusted measure of EBITDA, which would have excluded the impact of the error correction.

•	The error did not change a loss into income or vise versa.

•	The error affected our plastics packaging division, which is the smaller of our two divisions and has not been identified as playing a significant role in our operations or profitability.

•	The error would not affect our compliance with regulatory requirements.

•	The error would not affect our compliance with loan covenants or other contractual requirements. Our debt holders use an adjusted measure of EBITDA for covenant compliance. This adjusted measure would exclude the error correction.

•	The error would not have affected management’s compensation.

•	The error did not involve an unlawful transaction.

Based on this quantitative and qualitative evaluation, we determined that previously issued financial statements were not materially misstated, as we disclosed in Note 3.

We note that paragraph 41 of SFAS 141 applies to “preacquisition contingences”, which, as defined in the Statement, does not apply to the correction of the error related to the liability for accrued vacation.

Comment:

3.	We remind you that Item 4 of your Form 10-Q for the second quarter of fiscal 2006 should include the full definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e) or alternatively, simply state that your disclosure controls and procedures are effective or ineffective.

Response:

In future filings, including Form 10-Q for our second quarter of fiscal 2006, we will state the full definition of disclosure controls and procedures.

Mr. John Cash

United States Securities and Exchange Commission

March 16, 2006

Please let us know if we may clarify any of our responses or provide additional information.

Cordially,

/s/ Kevin C. Kern
Kevin C. Kern
Vice-President, Administration
Chief Financial Officer

Cc:	Dale Welcome, Staff Accountant
John Hartz, Senior Assistant Chief Accountant